Income Statement

Tampon Tribe
For the year ended December 31, 2017

	2017
Income	
Revenue	38,992.99
Revenue - Others	2,998.13
Revenue - Shipping	192.00
Sales Discount	(11,060.99)
Chargeback	(152.82)
Total Income	**30,969.31**
Cost of Goods Sold	
COGS - Product	12,204.65
COGS - Shipping & Packaging	17,101.39
COGS - Contractor	236.25
Total Cost of Goods Sold	**29,542.29**
Gross Profit	**1,427.02**
Gross Profit %	**3.66**
Operating Expenses	
Tax & Benefits	
Team Events / On-site Meals	628.77
Total Tax & Benefits	**628.77**
Marketing	
Marketing - General	26,953.58
Marketing - Advertising	9,340.62
Marketing - Events / Conference Attending	719.82
Total Marketing	**37,014.02**
Travel & Entertainment	
Meals and Entertainment (M&E)	19.67
Travel - Transportation	3,275.47
Travel - Lodge	77.80
Total Travel & Entertainment	**3,372.94**
Facilities: Building	
Facility Exp - Rent	2,925.00
Facility Exp - Storage	1,362.60
Facility Exp - Utilities	597.08
Facility Exp - Repair & Maintenance	300.00

	2017
Facility Exp - Phone & Internet	532.29
Total Facilities: Building	**5,716.97**
Facilities: Office	
Office Supplies	3,520.27
Office - Web Hosting & IT Service	1,630.05
Office - Software & SaaS	4,325.67
Office - Furniture & Appliance < $1,000	22.50
Total Facilities: Office	**9,498.49**
Other: Professional Service	
Professional Fee - Accounting, Tax & Payroll	6,866.25
Professional Fee - Legal	375.00
Professional Fee - Other Service	6,223.07
Total Other: Professional Service	**13,464.32**
Other Expenses	
Insurance - Operation	360.61
Shipping, Printing & Postage	22.59
License & Permit	3,407.00
Product R&D	38.00
Bank / Payment Process Fee	6,328.44
Total Other Expenses	**10,156.64**
Total Operating Expenses	**79,852.15**

Operating Income

	(78,425.13)

Other Income / (Expense)

Interest Expense	(684.85)
Total Other Income / (Expense)	**(684.85)**

Net Income

	(79,109.98)